
13030812

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-65587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTI Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 K Street NW, Suite 900
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bogushefsky 571-405-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1 East Pratt Street (Address) Baltimore (City) MD (State) 21202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



FTI CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Jeffrey C. Bogushefsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Operations Principal

Title

Washington DC
Elizabeth B Stedman My Commission expires 11/30/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTI CAPITAL ADVISORS, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information	
Schedule I – Computation of Net Capital under SEC Rule 15c3-1	10
Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers under SEC Rule 15c3-3	11
Schedule III – Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3	12
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	13



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

Management
FTI Capital Advisors LLC:

We have audited the accompanying financial statements of FTI Capital Advisors LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of FTI Capital Advisors LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III, is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Baltimore, Maryland
February 28, 2013

FTI CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	10,914,460
Accounts receivable, net of allowance of $12,193		707,973
Prepaid expenses		2,764
Computer equipment and software at cost, net of accumulated depreciation of $13,520		947
Total assets	$	11,626,144

Liabilities and Member's Equity

Due to parent	$	1,567,316
Unearned income		709,124
Accrued expenses		128,687
Member's equity		9,221,017
Total liabilities and member's equity	$	11,626,144

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2012

Professional advisory services revenue	$	8,672,861
Expenses:		
Employee compensation and related benefits		185,790
Legal and professional fees		9,267
Depreciation of equipment		735
Travel and entertainment		14,805
Communications and data processing		1,076
Other expenses		4,127,228
Total expenses		4,338,901
Net income	$	4,333,960

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2012

		Retained Earnings
Balance at December 31, 2011	$	4,887,057
Net income		4,333,960
Balance at December 31, 2012	$	9,221,017

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2012

Operating activities:		
Net income	$	4,333,960
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		735
Changes in operating assets and liabilities:		
Accounts receivable		(675,894)
Prepaid expenses		7,127
Unearned income		245,864
Accrued expenses		21,849
Due to/from parent		58,234
Net cash provided by operating activities		3,991,875
Cash, beginning of year		6,922,585
Cash, end of year	$	10,914,460

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

FTI Capital Advisors, LLC (the Company) was formed as a limited liability company on September 3, 2002 in the state of Maryland to act as a financial advisor and an investment bank for private and public companies. The Company is a wholly owned subsidiary of FTI Consulting, Inc. (FTI). FTI is a leading global business advisory firm dedicated to helping organizations protect and enhance their enterprise value. FTI operates through five operating segments: Corporate Finance/Restructuring, Forensic and Litigation Consulting, Economic Consulting, Technology and Strategic Communications. The Company obtains all of its management and administrative services from FTI (see note 2). Further, FTI provides financial support in the form of member equity contributions, when needed, to allow the Company to maintain compliance with regulatory net capital requirements and working capital to allow the Company to fund its operations. FTI intends to continue to support the operations of the Company. In the absence of this significant direct support, the company would be required to seek alternative funding which may not be available or may need to curtail its operations. The Company will exist for an indefinite life unless terminated sooner in accordance with its membership agreement.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company does not engage in security trading activities, nor does the Company hold customer funds in its business activities.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company derived its revenue from professional advisory services for the year ended December 31, 2012. Revenue generating activities are provided under fixed-fee, success fees, and time and material billing arrangements. Generally, under fixed-fee arrangements, the client agrees to pay a fixed-fee every month over the specified contract term. These contracts are for varying periods and generally permit the client to cancel the contract before the end of the term. The Company recognizes revenues for professional services rendered under these fixed-fee billing arrangements monthly over the specified term or, in certain cases, revenue is recognized on the proportional performance method of accounting based on the ratio of labor hours incurred to estimated total labor hours, which the Company considers the best available indicator of the pattern and timing in which such contract obligations are fulfilled. Revenue for success fee billing arrangements is recorded when all services have been rendered, the provisions of the engagement have been achieved, the fees are fixed and determinable, and collection is reasonably assured. Revenue for time and material billing arrangements is recorded as work is performed and expenses are incurred.

(Continued)

(d) Accounts Receivable and Concentration of Risk

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to their net realizable value. The Company periodically reviews individual customer account balances as well as the status of past-due receivables to determine the appropriate allowance for doubtful accounts. Accounts receivable are not collateralized. The Company charges off receivables deemed uncollectible to the allowance for doubtful accounts. In 2012, the Company had one client that represented 38% of total 2012 revenue. At December 31, 2012, there was no outstanding accounts receivable from this client.

(e) Computer Equipment and Software

Computer equipment is stated at cost and depreciated using the straight-line method over an estimated useful life of three years.

(f) Income Taxes

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Therefore, a provision for income taxes is not included in the accompanying statement of operations. If the Company were required to record a provision for income taxes it would have been $1,772,590.

(g) Fair Value of Financial Instruments

The Company estimates the fair value of accounts receivable approximates carrying value due to the short term nature of these receivables. The due to parent liability has no set maturity or stated interest and is owed to a related party (see note 2). Therefore, the fair value of this liability is not readily determinable.

(h) Subsequent Events

Subsequent events have been evaluated through February 28, 2013, the date the financial statements were available to be issued.

(2) Related Party Transactions

The Company operates under a management service agreement with FTI, which continues through December 1, 2013 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30 days notice. Under the agreement, FTI provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations, and associations, facilitating the processing of payroll, insurance and employee benefit administration, providing legal, financial, marketing and sales support services, and other administrative services agreed to from time to time by both parties.

(Continued)

Professional services of the Company are provided by employees of FTI assigned to the Company. FTI charges the Company with the direct costs and related benefits of the employees assigned to the Company. During 2012, the Company was charged $5,121 for matching contributions to the FTI 401(k) plan made by FTI on behalf of the employees assigned to the Company, which is included in employee compensation and related benefits on the accompanying statement of operations.

FTI is responsible for the payment of all of the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any governmental agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of FTI assigned to the Company.

Certain expenses such as nonemployee labor costs, rent, utilities and other overhead costs are allocated by FTI between its own activities and those of the Company. Allocated expenses of $4,040,652 are included in other expenses on the accompanying statement of operations.

In the event that any expenses allocated to the Company would cause member's equity to diminish below $15,000, the amount of expenses payable by the Company would be permanently reduced to allow the Company to maintain at least $15,000 of member's equity. All funding provided by FTI and not reimbursed is accounted for as a contribution to member's equity. No contributions were provided for the year ended December 31, 2012. The due to parent liability is noninterest bearing and has no specified repayment terms.

(3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2012, the Company had net capital of $8,509,333 which was $8,348,991 in excess of the required net capital of $160,342. Net capital is defined as net member's equity less nonallowable assets. Nonallowable assets are generally all assets that are not highly liquid.

SUPPLEMENTAL INFORMATION

Schedule I

FTI CAPITAL ADVISORS, LLC

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2012

Computation of net capital:		
Total members equity	$	9,221,017
Deductions:		
Nonallowable assets:		
Accounts receivable, net		707,973
Prepaid expenses		2,764
Fixed assets, net		947
Total deductions		711,684
Net capital		8,509,333
Computation of alternative net capital requirement:		
Net capital requirement (minimum)		160,342
Excess net capital	$	8,348,991

There are no material differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 Part IIA FOCUS Filing.

See accompanying report of independent registered public accounting firm.

Schedule II

FTI CAPITAL ADVISORS, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers
under SEC Rule 15c3-3

December 31, 2012

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying independent registered public accounting firm report.

Schedule III

FTI CAPITAL ADVISORS, LLC

Information Relating to the Possession or Control Requirements for
Brokers and Dealers Pursuant to SEC Rule 15c3-3

December 31, 2012

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying independent registered public accounting firm report.

SUPPLEMENTAL REPORT



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Management
FTI Capital Advisors LLC:

In planning and performing our audit of the financial statements of FTI Capital Advisors LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013


F T I
CAPITAL ADVISORS

FTI Capital Advisors, LLC is a member of FINRA/SIPC.

1101 K Street, NW
Suite B100
Washington, DC 20005
202.312.9100
202.312.9108
fticonsulting.com

February 28, 2013

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the supplemental schedules, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Computation for the Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II), Information Relating to Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III), as of December 31, 2012. We understand that your audit was made for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with U.S. generally accepted accounting principles, and whether the supplemental schedules are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit:

1. The financial statements and supplemental schedules referred to above are fairly presented in conformity with U.S. generally accepted accounting principles and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all financial records and related data.

3. There have been no:

   a. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

   b. Agreements with regulatory agencies that have a material effect on the financial statements or supplemental schedules.

4. There are no:

   a. Violations or possible violations of laws or regulations, whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 450, *Contingencies.*

   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, *Contingencies.*

   d. Material transactions that have not been properly recorded in the accounting records underlying the financial statements or supplemental schedule.

   e. Events that have occurred subsequent to the date of the statement of financial position and through the date of this letter that would require adjustment to or disclosure in the financial statements or supplemental schedule.

5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole or supplemental schedules.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent, deter and detect fraud; for adopting sound accounting policies; and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements and supplemental schedules and to provide reasonable assurance against the possibility of misstatements that are material to the

financial statements and supplemental schedules whether due to error or fraud. Because of inherent limitations in internal control, there is no absolute assurance that material misstatements may be prevented or detected on a timely basis.

7. We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. There are no significant deficiencies, or material weaknesses in the design or operation of internal control over financial reporting of which we are aware, which could adversely affect the Company's ability to initiate, authorize, record, process, or report financial data. We have applied the definitions of a "significant deficiency" and a "material weakness" in accordance with the definitions in AICPA Professional Standards AU-C Section 265, Communicating Internal Control Related Matters Identified in an Audit.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

10. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

11. We have no knowledge of any officer of the Company, or any other person acting under the direction thereof, having taken any action to fraudulently influence, coerce, manipulate or mislead you during your audit.

12. The following have been properly recorded or disclosed in the financial statements:

    a. Related party transactions including sales, purchases, loans, transfers, leasing arrangements, guarantees, ongoing contractual commitments and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the Company is contingently liable, including guarantee contracts and indemnification agreements pursuant to FASB ASC 460, *Guarantees.*

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275, *Risks and Uncertainties* and FASB ASC Section 825-10-55, *Financial Instruments – Implementation Guidance and Illustrations – General.*

Significant estimates are estimates at the balance sheet date, which could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year.

13. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral, except as disclosed in the financial statements.

14. The Company has complied with all aspects of laws, regulations and contractual agreements that would have a material effect on the financial statements and supplemental schedules in the event of noncompliance.

15. In addition, at December 31, 2012, the Company had:

a. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

b. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed-delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

c. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement, except as disclosed in the financial statements or footnotes to the financial statements.

16. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near-term.

17. There are no capital withdrawals anticipated within the next six months.

18. Net capital computations, prepared by the Company during the period from January 1, 2012 through February 28, 2013, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period.

19. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2012 through February 28, 2013.

20. The Company has appropriately reconciled its books and records underlying the financial statements and supplemental schedule to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements and supplemental schedule. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

21. There have been no material success fees recognized between year-end and the date of this letter that would require disclosure as a subsequent event.

22. We do not have a tax-sharing arrangement with our parent, FTI Consulting, Inc.

23. We have not paid any dividends to our parent for tax reimbursements.

24. We have no present intent to enter into a tax-sharing arrangement or distribute dividends to our parent for tax reimbursement.

25. As of the date of this letter, the Company is not past due with respect to any portion of its assessed Public Accounting Oversight Board (PCAOB) accounting support fees.

Further, we confirm that we are responsible for the fair presentation of the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

FTI Capital Advisors



Carlyn Taylor
Chief Executive Officer



Jeffrey C. Bogushefsky
Financial Operations Principal



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors and Member
FTI Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by FTI Capital Advisors, LLC. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065587 FINRA DEC
FTI CAPITAL ADVISORS LLC 14*14
1101 K ST NW 9TH FL
WASHINGTON DC 20005-4210

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 21,682

B. Less payment made with SIPC-6 filed (exclude interest) (9,731)
7/18/12
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 11,951

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,951

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,951

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FTI Capital Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 18 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,672,861
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 8,672,861
2e. General Assessment @ .0025	$ 21,682 (to page 1, line 2.A.)



FTI

CAPITAL ADVISORS

FTI Capital Advisors, LLC is a member of FINRA SIPC

1101 K Street, NW
Suite 8100
Washington, DC 20005
202.312.9100
202.312.9108
fticonsulting.com

KPMG LLP
1 East Pratt Street
Baltimore, MD 21201

February 28, 2013

Ladies and Gentlemen:

In connection with your engagement to apply agreed-upon procedures in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, which were agreed to by management of FTI Capital Advisors, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC) (collectively with the Company, the Specified Users) solely to assist the Specified Users in evaluating the Company's compliance with the applicable instructions of the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] for the year ended December 31, 2012 (the Subject Matter), we confirm:

1. Our understanding that you were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the Subject Matter. Accordingly, you did not express such an opinion. Had additional procedures been performed, other matters might have come to your attention that would have been reported to us.

Further, we confirm, to the best of our knowledge and belief, the following representations made to you during your agreed-upon procedures engagement:

2. We are responsible for the Subject Matter and, where applicable, the assertion.

3. We are responsible for the fair presentation of the Subject Matter as of December 31, 2012 prepared in conformity with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934.

4. We are responsible for selecting the criteria and for determining that such criteria are appropriate for our purposes.

5. We have made available to you all related financial records and data.

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.

6. We have advised you of all actions taken at meetings of stockholders, board of directors, and committees of the board of directors (or other similar bodies as applicable) that may affect the Subject Matter.

7. We have reviewed a draft of your report of findings dated February 28, 2013, and we are not aware of any significant errors or misstatements contained in that report, and the procedures referred to in the draft report are those we requested and were agreed to by the Specified Users.

8. We take responsibility for the sufficiency (nature, timing and extent) of the agreed-upon procedures for our purposes.

9. Your procedures were limited to those which we determined would best meet our informational needs and may not necessarily disclose all significant errors, irregularities, including fraud or defalcation, or illegal acts, that may exist.

10. Your report is intended solely for use by us and the other specified parties, and is not intended for use by those who have not agreed to the procedures and have not taken responsibility for the sufficiency of the procedures for their purposes.

11. We have responded fully to all inquiries made to us by you during your engagement.

12. We have communicated to you all known matters contradicting the Subject Matter or the assertion

13. No procedures have been performed since the date of your report and you have no responsibility to update your procedures.

14. There have been no communications from regulatory agencies that would affect the Subject Matter.

15. The Company has complied with all aspects of contractual agreements that would have a material effect on the Subject Matter.

16. There are no material transactions that have not been properly recorded as part of the Subject Matter.

17. We have agreed to the definitions of the following terms used in your report:

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.

- The term "compare" means comparing the amounts or percentages indicated and finding them to be in agreement, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

- The term "prove" means recalculating and comparing the results to the amounts or percentages shown and finding them to be in agreement, unless otherwise noted. Such recalculated amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

Very truly yours,

FTI Capital Advisors, LLC



Carlyn Taylor
Chief Executive Officer



Jeffrey C. Bogushefsky
Financial Operations Principal

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.